On  April 24, 2009, the Fund acquired all of the net  assets of NVIT Mid Cap Growth Fund, an open-end investment company, pursuant  to a plan of reorganization approved by  NVIT  Mid
Cap  Growth Fund shareholders on April 14, 2009. The purpose of  the transaction was to combine two funds managed by  NFA that  had  comparable investment objectives and  strategies.
The  acquisition was accomplished by a tax-free exchange  of
12,486,113 Class I shares and 2,851,830 Class II  shares  of
the   Fund,   valued   at   $84,375,024   and   $19,212,532,
respectively,  for  the 5,671,725 shares  of  NVIT  Mid  Cap
Growth  Fund  outstanding on April 24, 2009. The  investment portfolio of NVIT Mid Cap Growth Fund, with a fair value  of
$94,005,247 and an identified cost of $101,018,138 at  April
24,  2009, was the principal asset acquired by the Fund. For financial  reporting  purposes, assets received  and  shares issued by the Fund were recorded at fair value; however, the cost  basis  of any investments received from NVIT  Mid  Cap
Growth  Fund was carried forward to align ongoing  reporting of  the Fund's realized and unrealized gains and losses with amounts  distributable  to shareholders  for  tax  purposes.
Immediately prior to the merger, the net assets of the  Fund were $170,971,906.

The  following  pro  forma information for  the  year  ended
December 31, 2009 is provided as though the acquisition  had been  completed  on January 1, 2009, the  beginning  of  the annual reporting period of the Fund:

Net investment loss $(1,824,521)

Net loss on investments $(6,920,442)

Net   decrease  in  net  assets  resulting  from  operations
$(8,744,963)

Because  the Fund's combined investment portfolio  has  been
managed   as  a  single  integrated  portfolio   since   the
acquisition was completed, it is not practicable to separate the amounts of revenue and earnings attributable to NVIT Mid
Cap  Growth  Fund  that  have been included  in  the  Fund's statement of operations since April 24, 2009.